SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*

                           General Communication, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   369385 10 9
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         511 Sixteenth Street Suite 700
                             Denver, Colorado  80202
                                  (303) 592-3100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 31, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] .
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 17 Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Centennial Fund III, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                           (a)    X
                           (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         OO

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)




   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Colorado


        NUMBER OF           7   SOLE VOTING POWER

                                0         SHARES

      BENEFICIALLY          8   SHARED VOTING POWER
                                742,357
        OWNED BY
          EACH              9   SOLE DISPOSITIVE POWER

                                0        REPORTING

         PERSON            10   SHARED DISPOSITIVE POWER

                                742,357          WITH

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         742,357

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                              X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.9%

   14    TYPE OF REPORTING PERSON*
         PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Centennial Holdings III, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                         (a)   X
                                         (b)
   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         Not applicable

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)




   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Colorado


        NUMBER OF           7   SOLE VOTING POWER

                                0         SHARES

      BENEFICIALLY          8   SHARED VOTING POWER
                                742,357
        OWNED BY
          EACH              9   SOLE DISPOSITIVE POWER

                                0        REPORTING

         PERSON            10   SHARED DISPOSITIVE POWER

                                742,357          WITH

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         742,357

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                         X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.9%

   14    TYPE OF REPORTING PERSON*
         PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.     Security and Issuer.

            This Statement relates to the Class A Common Stock (the "Shares") of General Communication, Inc., an Alaska corporation (the "Company"). The principal executive offices of the Company are located at 2550 Denalit Street, Suite 1000, Anchorage, Alaska 99503-2781.

Item 2.     Identity and Background

            (a) This Statement is filed by Centennial Fund III, L.P., a Colorado limited partnership ( Fund III ), by virtue of its direct beneficial ownership of Shares, and by Centennial Holdings III, L.P., a Colorado limited partnership ( Holdings III ), by virtue of being the sole general partner of Fund III (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its behalf. Steven
C. Halstedt, G. Jackson Tankersley, Jr. and Jeffrey H. Schutz are the sole general partners of Holdings III (the Individual Partners ). By virtue of the relationships described above and their roles with Fund III and Holdings III, each of the Individual Partners may be deemed to control Holdings III and Fund III and may be deemed to possess indirect beneficial ownership of the Shares held by Fund III. However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by Fund III, and, as a result, each Individual Partner disclaims beneficial ownership of the Shares directly beneficially owned by Fund III.

            Each of the Individual Partners is also (i) one of the three general partners of Centennial Holdings II, L.P., a Delaware limited partnership
( Holdings II ), which is, in turn, the sole general partner of Centennial Fund II, L.P., a Delaware limited partnership ( Fund II ), which also received Shares in the Transaction (as defined in Item 3 of this Statement), and (ii) one of the three general partner of Centennial Business Development Company, a Delaware limited partnership ( CBD ), which is, in turn, the sole general partner of Centennial Business Development Fund, Ltd., a Delaware limited partnership
( CBDF ), which also received Shares in the Transaction. By virtue of the relationships described above and their roles with Fund II, Holdings II, CBD and CBDF, each of the Individual Partners may be deemed to control Fund II, Holdings III, CBD and CBDF and may be deemed to possess indirect beneficial ownership of the Shares held by Fund II and CBDF. However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by Fund II or CBDF, and, as a result, each Individual Partner disclaims beneficial ownership of the Shares directly beneficially owned by Fund II and CBDF.

            (b) The principal executive offices of Fund III and Holdings III, and the business address of each Individual Partner, are located at 1428 Fifteenth Street, Denver, Colorado 80202-1318.

            (c) Fund III is an venture capital investment partnership. Holdings III s principal business is acting as the general partner of Fund III. Each of the Individual Partners is a general partner of each of Holdings III, Centennial Holdings IV, L.P., and Centennial Holdings V, L.P., which are engaged in the business of acting as a general partner to venture capital investment partnerships.

            (d) Neither any of the Reporting Persons nor any of the Individual Partners has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, neither any of the Reporting Persons nor any Individual Partner was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

            (f) Fund III and Holdings III are Colorado limited partnerships. Each of the Individual Partners is a citizen of the United States.


Item 3.     Source and Amount of Funds or Other Consideration

            In connection with the Company s acquisition of all equity securities and profit participation rights in Prime Cable of Alaska, L.P., a Delaware limited partnership ( Prime ) on October 31, 1996 (the Transaction ), Fund III received 742,357 Shares in consideration of its interests in Prime and Alaska Cable Inc., a Delaware corporation and a limited partner of Prime
( ACI ). The Transaction was effected, in part, pursuant to the Prime Purchase Agreement, as amended (the Prime Purchase Agreement ) among the Company and the holders of Prime s equity securities and profit participation rights (the Prime Sellers ), and the merger agreement (the ACI Merger Agreement ) between a wholly owned subsidiary of the Company and ACI. The foregoing description of the Prime Purchase Agreement and the ACI Merger Agreement is qualified in its entirety by reference to the attached Exhibit 1 and Exhibit 2, respectively, which are incorporated herein by this reference.


Item 4.     Purpose of Transaction

            Fund III acquired the Shares described in Item 5 of this Statement for investment only. Depending upon its evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), Fund III may from time to time purchase Shares, dispose of all or a portion of the Shares it holds (subject to certain restrictions described under Item 6 of this Statement), or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

            In connection with Transaction, Fund III and certain other shareholders of the Company entered into a voting agreement with respect to the Shares and Company s Class B Common Stock owned by such shareholders (the
 Voting Agreement ). Fund II and CBDF are not parties to the Voting Agreement. The other parties to the Voting Agreement are MCI Telecommunications Corporation ( MCI ), TCI GCI, Inc., Robert A. Duncan, Robert M. Walp, Austin Ventures, L.P., Prime Cable Growth Partners, L.P., Prime Venture I Holdings, L.P., Prime Cable Limited Partnership, BancBoston Capital, Inc., First Chicago Investment Corporation, Madison Dearborn Partners V, Prime Ventures II, L.P., William Blair Venture Partners III Limited Partnership, and Prime II Management, L.P. The Reporting Persons understand the parties to the Voting Agreement beneficially own an aggregate of 23,839,491 Shares, or approximately 61.5% of the 38,772,050 Shares deemed outstanding (including, for this purpose, 19,648,382 Shares outstanding as of August 19, 1996, plus 16,723,077 Shares issued in connection with the Transaction and related matters, plus 2,400,591 Shares obtainable upon conversion of the Company s Class B Common Stock held by parties to the Voting Agreement, according to information contained in the Company's proxy statement and prospectus dated October 4, 1996 (the Proxy Statement )). In addition, the Reporting Persons understand the parties to the Voting Agreement beneficially own an aggregate of 2,400,591 shares of the Company s Class B Common Stock, or approximately 58.7% of the 4,085,461 outstanding shares of Class B Common Stock, according to the Proxy Statement. The Voting Agreement replaces a previous voting agreement among certain of the Company s shareholders.

            Pursuant to the Voting Agreement, the parties thereto agreed to vote their Shares and Class B Common Stock to cause the Board of Directors of the Company (the Board ) to consist of not less than eight members. Fund III and the other Prime Sellers that are parties to the Voting Agreement (the Prime Parties ) have the right, subject to certain conditions, to nominate two members of the Board, MCI has the right to nominate two members of the Board, TCI GCI, Inc. has the right to nominate two members of the Board, and Robert A. Duncan and Robert M. Walp each have the right to nominate one member of the Board. The Voting Agreement requires the parties thereto, including Fund III, to vote their Shares and Class B Common Stock for such nominees. The Voting Agreement commenced on October 31, 1996 and will terminate following the Company s annual meeting of shareholders in June 2001 or when only one person remains a party to the Voting Agreement. Any party to the Voting Agreement, other than the Prime Parties, will cease to be a party to the Voting Agreement when such party disposes of more than 25% of the Shares and Class B Common Stock held by such party as of October 31, 1996, and, in such case, each other party (including the Prime Parties) may withdraw from the Voting Agreement (other than with respect to the rights of the Prime Parties to nominate members of the Board). The right of the Prime Parties to nominate two members of the Board is contingent upon the Prime Parties owning at least 10% of the outstanding Shares and upon the management agreement between Prime and the Company remaining in effect. The Prime Parties will have the right to nominate only one member of the Board if either such contingency is not satisfied, and will have no rights to nominate members of the Board if neither such contingency is satisfied. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the attached Exhibit 3, which is incorporated herein by this reference.

            Except as described in this Item 4, none of the Reporting Persons nor the Individual Partners has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.     Interest in Securities of the Issuer.

            (a) Fund III is the direct beneficial owner of 742,357 Shares, or approximately 1.9% of the 38,772,050 Shares deemed outstanding (including, for this purpose, 19,648,382 Shares outstanding as of August 19, 1996, plus 16,723,077 Shares issued in connection with the Transaction and related matters, and 2,400,591 Shares obtainable upon conversion of the Company s Class B Common Stock held by parties to the Voting Agreement, according to information contained in the Proxy Statement). By virtue of the relationships reported under Item 2 of this Statement, Holdings III may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by Fund III.

            In connection with the Transaction, Fund II acquired a total of 247,452 Shares, or approximately 0.7% of the 36,371,459 Shares outstanding (including, for this purpose, 19,648,382 Shares outstanding as of August 19, 1996, plus 16,723,077 Shares issued in connection with the Transaction and related matters, according to information contained in the Proxy Statement), and CBDF acquired a total of 494,905 Shares, or approximately 1.4% of the 36,371,459 Shares outstanding (including, for this purpose, 19,648,382 Shares outstanding as of August 19, 1996, plus 16,723,077 Shares issued in connection with the Transaction and related matters, according to information contained in the Proxy Statement).

            The information included in the second and third paragraphs under
Item 4 of this Statement is hereby incorporated in its entirety by this reference. Fund III and Holdings III each disclaim beneficial ownership of Shares and Class B Common Stock held by parties to the Voting Agreement (other than Fund III), and each Individual Partner disclaims beneficial ownership of Shares and Class B Common Stock held by all parties to the Voting Agreement.

            (b) Fund III has the direct power to direct the disposition of the Shares held by it and, subject to the Voting Agreement, Fund III has the direct power to vote the Shares held by it. By virtue of the relationships described in Item 2, Holdings III may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Fund III.

            (c) The information included under Item 3 of this Statement is hereby incorporated in its entirety by this reference.

            (d) Fund III has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares held by it.

            (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            The information included under Item 3 of this Statement is hereby incorporated in its entirety by this reference.

            The information included in the second and third paragraphs under
Item 4 of this Statement is hereby incorporated in its entirety by this reference.

            In connection with the Transaction, Fund III, the other Prime Sellers and the Company entered into a Registration Rights Agreement dated as of October 31, 1996 pursuant to which Fund III may require the Company, subject to certain limitations, to register Fund III s Shares for resale pursuant to the Securities Act of 1933, as amended. In addition, Fund III has agreed to certain holdback restrictions on Fund III s ability to sell Shares during the 149 day
period following the closing of the Transaction.    The foregoing description of
the Registration Rights Agreement is qualified in its entirety by reference to the attached Exhibit 4, which is incorporated herein by this reference.

            In connection with the Transaction, Fund III and the other Prime Sellers entered into an escrow agreement with the Company and the National Bank of Alaska as escrow agent dated as of October 31, 1996 (the Escrow Agreement). Pursuant to the Escrow Agreement, the Prime Sellers placed approximately 9.27% of the Shares received by the Prime Sellers in the Transaction into an escrow account for 180 days the benefit of the Company in the event of certain breaches of the Prime Purchase Agreement by Prime. The foregoing description of the Escrow Agreement is qualified in its entirety by reference to the attached
Exhibit 5, which is incorporated herein by this reference.

            In addition, Fund III and certain of the Prime Sellers entered into a second escrow agreement with Texas Commerce Bank National Association as escrow agent dated as of May 2, 1996 (the ACI Escrow Agreement ) pursuant to which Fund III and the other parties to the ACI Escrow Agreement agreed, in connection with certain federal income tax continuity of interest requirements, not to dispose of certain Shares for a period terminating on November 5, 1997. The ACI Escrow Agreement applies to all of the Shares held by Fund III. The foregoing description of the ACI Escrow Agreement is qualified in its entirety by reference to the attached Exhibit 6, which is incorporated herein by this reference.

            Other than set forth above, neither any of the Reporting Persons nor any Individual Partner has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.     Material to be Filed as Exhibits.

            Exhibit 1. Prime Securities Purchase Agreement dated as of May 2, 1996 among General Communication, Inc. and the holders of equity securities and profit participation rights of Prime Cable of Alaska, L.P., incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4 (No. 333-13473) filed by General Communication, Inc. with the Securities and Exchange Commission on October 4, 1996.

            Exhibit 2. Form of Plan of Merger between GCI Cable, Inc. and Alaska Cable, Inc. to be dated on or about October 31, 1996, incorporated by reference to Exhibit 2.2.1 to the Registration Statement on Form S-4 (No. 333-13473) filed by General Communication, Inc. with the Securities and Exchange Commission on October 4, 1996.

            Exhibit 3. Form of Voting Agreement to be dated as of October 31, 1996 among certain shareholders of General Communication, Inc., incorporated by reference to Exhibit 9.1 to the Registration Statement on Form S-4 (No. 333-13473) filed by General Communication, Inc. with the Securities and Exchange Commission on October 4, 1996.

            Exhibit 4. Form of Registration Rights Agreement to be dated as of October 31, 1996 among General Communication, Inc. and certain shareholders of General Communication, Inc., incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4 (No. 333-13473) filed by General Communication, Inc. with the Securities and Exchange Commission on October 4, 1996.

            Exhibit 5. Form of Escrow Agreement to be dated as of October 31, 1996 among General Communication, Inc., the National Bank of Alaska as escrow agent, and certain shareholders of General Communication, Inc., incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4 (No. 333-13473) filed by General Communication, Inc. with the Securities and Exchange Commission on October 4, 1996.

            Exhibit 6. ACI Escrow Agreement dated as of May 2, 1996 among Texas Commerce Bank National Association as escrow agent and certain shareholders of General Communication, Inc.



                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 12, 1996


                                    /s/ G. Jackson Tankersley, Jr.
                                    G. Jackson Tankersley, Jr., as general
                                    partner of Centennial Holdings III, L.P.,
                                    general partner of  Centennial Fund III,
                                    L.P.